

December 3, 2014

VIA E-Mail
Ms. Jennifer Magro
Chief Financial Officer
Sydling Futures Management LLC
c/o UBS Alternatives LLC
1285 Avenue of the Americas, 13th Floor
New York, New York 10019

    Re: **AAA Energy Opportunities Fund LLC**
             Form 10-K for the year ended December 31, 2013
             Filed on March 24, 2014
             File No. 000-54670

Dear Ms. Jennifer Magro:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Kevin Woody

                                      Kevin R. Woody
                                      Branch Chief